CHINA BIOLOGIC PRODUCTS, INC. No. 14 East Hushan Road, Taian City, Shandong, People's Republic of China 271000 Tel.: (+86) 538-620-3897, Fax: (+86) 538-620-3889

December 28, 2007

By EDGAR Transmission and by Hand Delivery

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Re:

China Biologic Products, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed December 3, 2007
File No. 333-145877

Dear Mr. Riedler:

On behalf of China Biologic Products, Inc. ("China Biologic" or the "Company"), we hereby submit this Amendment (the "Amendment") to Amendment No. 1 to our Registration Statement on Form SB-2 (the "Registration Statement"), in response to the general comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the Staff's letter, dated December 19, 2007, with respect to the Registration Statement.

We understand and agree that:

-     China Biologic is responsible for the adequacy and accuracy of the disclosures in the filings.

-     China Biologic's comments or changes to disclosures in response to the Staff's December 19, 2007 comments do not foreclose the Commission from taking any action on the filings.

-     China Biologic may not assert the Staff's comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Prospectus Summary, page 4

1.

We note your response to comment 3. However, you have not explained the significance of being the only plasma-based biopharmaceutical manufacturer in Shandong Province approved by the state given the fact that there are potential substitute and similar products being manufactured and sold. Please provide further explanation. For example, are there additional restrictions or limitations on these other products?

Response:

We have removed the statement regarding our belief that we are the only plasma-based biopharmaceutical manufacturer in Shandong Province approved by the state. In addition, we have clarified our disclosure in the Prospectus Summary and under the heading "Our Competition" in the Amendment to state that while we believe that the PRC provincial and state regulatory requirements pose a competitive barrier to entry, over time there may be new entrants into our industry.

Jeffrey Riedler

December 28, 2007

2.

We note your response to our prior comment 4 and reissue that comment in part. Please explain what the percentages mean in the list of products provided in this section.

Response:

We have revised our list of currently approved products in the Amendment as follows to clarify the meaning of the percentages in our list of currently approved products:

Our principal products include our approved human albumin and immunoglobulin products. We are currently approved to produce 14 biopharmaceutical products in seven major categories as follows:

Approved Products (1)(2)	Cure/Use
Human Albumin: - 20%/10ml, 20%/25ml and 20%/50ml

  Shock caused by blood loss trauma or burn;

  Raised intracranial pressure caused by hydrocephalus or trauma;

  Oedema or ascites caused by hepatocirrhosis and nephropathy;

  Prevention and cure of low-density-lipoproteinemia.

  Neonatal hyperbilirubinemia.

Human Hepatitis B Immunoglobulin – 100 International Units, or IU, 200IU, 400IU	Prevention of measles and contagious hepatitis. When applied together with antibiotics, its curative effect on certain severe bacteria or virus infection may be improved.
Human Immunoglobulin – 10%/3ml and 10%/1.5ml

  Original immunoglobulin deficiency, such as X chain low immunoglobulin, familiar variable immune deficiency, immunoglobulin G secondary deficiency;

  Secondary immunoglobulin deficiency: such as severe infection, newborn sepsis;

  Auto-immune deficiency diseases, such as original thrombocytopenia purpura or kawasaki disease.

Human Immunoglobulin for Intravenous Injection – 5%/50ml	Same as above
Human Immunoglobulin-5g/vial	Same as above
Thymopolypeptides Injection – 20mg/2ml,5mg/2ml	Cure for various original and secondary T-cell deficiency syndromes, some auto-immune deficiency diseases and various cell immunity deficiency diseases, and assists in the treatment for tumors.
Human Rabies Immunoglobulin – 100IU, 200IU and 500IU

  Mainly for passive immunity form bites or claws by rabies or other infected animals. All patients suspected of being exposed to rabies will be treated with a combined dose of rabies vaccine and human rabies immunoglobulin.

Human Tetanus Immunoglobulin – 250IU	Mainly used for the prevention and therapy of tetanus Particularly applied to patients who have allergic reactions to Tetanus Antitoxin. (3)

1. " %" represents the degree of dosage concentration for the product and each product has its own dosage requirement. For example, Human Albumin 20%/10ml means 2g of Human Albumin is contained in each 10ml packaging and Human Immunoglobulin 10%/3ml means 300mg of Human Immunoglobulin is contained in each 3ml packaging. Under PRC law, each variation in the packaging, dosage and concentration of medical products requires registration and approval by the SFDA. During this process the altered product is not commercially available for sale. For example, among our Human Albumin products only Human Albumin 20%/10ml, 20%/25ml and 20%/50ml products are currently approved and are commercially available.

Jeffrey Riedler

December 28, 2007

2. "IU" means International Units, or IU. IU is a unit used to measure the activity of many vitamins, hormones, enzymes, and drugs. An IU is the amount of a substance that has a certain biological effect. For each substance there is an international agreement on the biological effect that is expected for 1 IU. In the case of Immunoglobulin, it means the number of effective units of antibodies in each package. When exposed to an antigen, the body views it as foreign material, and takes steps to neutralize the antigen. Typically, the body accomplishes this by making antibodies, which are intended to defend the body from invasion by potentially dangerous substances. These antibodies can be beneficial, as is the case when the body learns to fight a virus, or they can be harmful, in the instance of allergies. In a situation when the body cannot effectively react with these antigens, injection of our product will provide sufficient antibodies to neutralize the antigens.

3. "Tetanus Antitoxin" is a cheaper injection treatment for tetanus. However it is not widely used because most people are allergic to it.

3.

Please explain the meaning of "TAT."

Response:

We replaced the term TAT with its full name Tetanus Antitoxin. Tetanus Antitoxin is a cheaper injection treatment for tetanus. However it is not widely used because many people are allergic to this substance.

4.

We note your response to our prior comments 6 and 50 and reissue those comments in part. Please clarify which of your products are commercially available in the summary section. In addition, in the table on page 50, please revise your description of the status so that the reader can understand where the product is in relation to your description of the regulatory approval process on page 54. Further, please revise your disclosure throughout the prospectus to be clear about which products are in development, what stage of development and which products are commercially available for sale. Currently your disclosure contains inconsistencies and is not complete. For example, in the table on page 58 you state that human albumin is awaiting SFDA approval, but in other parts of the prospectus you indicate that it is your top selling product.

Response:

The revised the table in our response to Comment 2 lists all the products that we are currently approved to manufacture and sell. We have revised the summary section in the Amendment to include this table.

We have revised our disclosures in the table of our development stage products as follows to clarify where these products are in relation to the regulatory approval process disclosed in the Amendment:

Products Currently in Development	Cure/Use	Status of Product Development	Stage**
Human Albumin:- 12.5g/vial*	Shock caused by blood loss trauma or burn Raised intracranial pressure caused by hydrocephalus or trauma Oedema or ascites caused by hepatocirrhosis and nephropathy Prevention and cure of low-density- lipoproteinemia Neonatal hyperbilirubinemia	Awaiting approval by the SFDA.	9

Jeffrey Riedler

December 28, 2007

Human Hepatitis B Immunoglobulin (PH4) for Intravenous Injection	Same as Human Albumin.	Awaiting approval by the SFDA.	7
Human Immunoglobulin for Intravenous Injection – 10%	Same as Human Albumin.	A technical feasibility study and our laboratory study on the manufacturing procedure is about to begin.	2
Human Prothrombin Complex Concentrate	Use for coagulopathie such as Hemophilia B and increase concentration of coagulation factor VII, IX and X.	Laboratory and pre-clinical research has been completed and large-scale production technology is ready. Documentation and samples have been submitted to the National Institute for the Control of Pharmaceutical and Biological Products, or the NICBPB and the Center for Drug Evaluation, or the CDE. We are applying for approval to carry out clinical trials.	6
Human Coagulation Factor VIII	Use for coagulopathie such as Hemophilia A and increase concentration of coagulation factor VIII.	Documents and samples have been collected for validation of two different methods of virus inactivation.	4
Human Fibrinogen	Cure for lack of fibrinogen and increase human fibrinogen concentration.	We have commenced laboratory studies of a manufacturing procedure.	2

* Under PRC law, each variation in the packaging, dosage and concentration of medical products requires registration and approval by the SFDA. During this process the altered product is not commercially available for sale. For example, among our Human Albumin products only Human Albumin 20%/10ml, 20%/25ml and 20%/50ml products are currently approved. Our Human Albumin 12.5g/vial product is at Stage 9 of the drug approval process, i.e. we are awaiting the SFDA's approval. Accordingly, all references, in this prospectus, to our manufacture and sale of Human Albumin relates to our approved Human Albumin products.

** These stages refer to the stages in the regulatory approval process for our products disclosed under the heading "Regulation" in this prospectus.

We have disclosed in our response to prior Comment 6 that under PRC law, each variation in the packaging, dosage and concentration of medical products requires registration and approval by the SFDA. During this process the altered product is not commercially available for sale. We have revised our disclosures to clarify that among our Human Albumin products only Human Albumin 20%/10ml, 20%/25ml and 20%/50ml products are currently approved and are commercially available. Our Human Albumin 12.5g/vial product is at Stage 9 of the drug approval process, i.e. we are awaiting the SFDA's approval. Accordingly, all references, in the Amendment, to the manufacture and sale of Human Albumin relates to our approved Human Albumin products.

Jeffrey Riedler

December 28, 2007

5.

We note your response to our prior comment 7 and reissue that comment. Please revise your disclosure to state the basis for your belief, as stated on page 5, that you "are currently one of the fastest growing producers of albumin and immunoglobulin biopharmaceutical products in China." The Hua Yuan Medicine Net survey you mention refers to your profit ranking, not your growth and therefore does not support your statement. We also note that no revisions were made in response to our prior comment 7. Please explain.

Response:

We note your comment and we have removed from our disclosures in the Amendment the statement of our belief that we are currently one of the fastest growing producers of albumin and immunoglobulin biopharmaceutical products in China.

Risk Factors, page 11

General

6.

In some of the risk factors, in particular the risk factors titled, "If we are unable to adequately monitor our plasma stations in Shandong Province and Guangxi Province ...." and "Our operations, sales, profit and cash flow will be adversely affected if our albumin products fail inspection . . . ." you discuss the criteria for your blood supply in technical terms. For example, you refer to "negative reaction of serum to PCR" and "plasma protein >55g/l." While you have provided some explanation of these terms, these terms are still overly technical and need to be explained in plain English. Please review your disclosure and revise accordingly.

Response:

We note your comment and we have revised our disclosures in these risk factors as follows to simplify the overly technical terms:

If we are unable to adequately monitor our plasma stations in Shandong Province and Guangxi Province our plasma supply may be tainted and we will be subject to sanctions by the government which would have a material adverse effect on our business.

As part of the industry reform initiative by the Chinese government, in 2006 we acquired the assets of five of the six then existing plasma stations in Shandong Province through our wholly owned subsidiaries, Xia Jin Plasma Company, the Qi He Plasma Company, the He Ze Plasma Company, the Zhang Qiu Plasma Company and the Yang Gu Plasma Company. We received permits to operate these subsidiaries in January 2007. In April 2007, we acquired the assets of two additional plasma stations, one through our newly formed subsidiary, the Huan Jiang Plasma Company, and the other through our majority owned subsidiary, the Fang Cheng Plasma Company, which is 80% owned by Shandong Taibang and 20% owned by Lin Feng, an unrelated third party. We obtained necessary permits and commenced their operation in July and August 2007, respectively. While we establish plasma processing procedures through processing agreements with our plasma stations and monitor our blood plasma intake procedures through frequent unscheduled inspections of our stations, there remains a risk that our blood supply may become tainted during the collection process. Our blood supply may become tainted if we accept blood from donors whose blood show any irregular findings including HIV, Hepatitis C and liver disease. We pre-screen all donors in order to ensure that this criteria is met. If our blood supply becomes tainted, the consequences for our business could be severe. We could be subject to civil liability from suits brought by consumers and to criminal liability and loss of our registration if we are found by the government to have been criminally negligent.

Jeffrey Riedler

December 28, 2007

Our operations, sales, profit and cash flow will be adversely affected if our albumin products fail inspection or are delayed by regulators.

Each batch of our albumin products requires inspection by Chinese government regulators before we can ship it to our customers. The PRC State Food and Drug Authority, or the SFDA, has a quality standard which considers, among other things, the appearance, packing capacity, thermal stability, pH value, protein content and percentage of purity of the product. In order to pass inspection, our plasma must test negative for any blood irregularities, including Hepatitis C, HIV and liver disease. The plasma must be packaged in 25 separate 600g bags and boxed with a packing list and labeled to be consistent with computer records. The plasma must then be stored at -20°C as soon as possible after collection to ensure that it will congeal within 6 hours. Government regulators usually take one month to inspect a batch of albumin products. The process begins when the regulator randomly selects samples of our albumin products and delivers them to the NICBPB in Beijing for testing, and the process ends when the products are given final approval by the NICBPB. In the event that the regulators delay the approval of our products, change the requirements in such a way that we are unable to comply with those requirements, or require our other products to be inspected by regulators before we can ship them to our customers, our operations, sales, profit and cash flow will be adversely affected.

If we are unable to adequately monitor our plasma stations in Shandong Province and Guangxi Province ....., page 11

7.

We note your response to our prior comment 10 and reissue that comment in part. Please discuss the other material risks you previously disclosed that you may face from your acquisition of new plasma stations, for example, risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from your existing businesses and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, relationships with employees, customers and suppliers as a result of the integration of these new businesses. Consider discussing each risk in a separate risk factor. Alternatively, provide us a supplemental explanation as to why you believe these factors are no longer material risks.

Response:

We had revised our disclosure in the Registration Statement to remove reference to those acquisition risks in our risk factors because we no longer believe that our acquisitions expose us to such risks. We acquired only the assets and none of the liabilities of these plasma stations and our increase in revenues over the past nine months has greatly decreased the risk that we might be unable to generate sufficient revenues to offset the costs and expenses of our acquisitions. Each of our stations will continue as an autonomous operation and, per our disclosures regarding the terms of the acquisition agreements under the heading "Our Corporate Background" in the Amendment, the prior management teams have agreed to stay on and continue operating the business. As a result, we no longer believe that there is a material risk of loss of or harm to relationships with employees, customers and suppliers as a result of the integration of these new businesses. The current risk factor in the Amendment only reflects what we believe to be a specific risk related to our need to monitor the intake procedures for each of our new plasma stations.

We rely on contracts with the Shandong Province ..., page 12

8.

We note that you did not revise this risk factor heading in response to our prior comment 14. Therefore, we reissue that comment. Please revise the risk factor heading to clarify that the agreement will terminate upon the privatization which is expected to occur before the end of 2008.

Jeffrey Riedler

December 28, 2007

Response:

We have revised the risk factor heading to state as follows:

We rely on a Secondment Agreement with the Shandong Institute, which is expected to terminate before the end of 2008 upon the privatization of the Shandong Institute, for over 39% of our Shandong Taibang employees. If the Secondment Agreement is breached or terminated, it could have an adverse effect on our operations and on our financial results.

Our inability to successfully implement our business plans …, page 13

9.

We note your response to our prior comment 17 and reissue that comment in part. Please revise the discussion to provide a more detailed description of the factors identified and the adverse effects they could have on your profitability and prospects. For example, you should discuss what additional factors could affect your ability to implement your business plan, such as the availability of funds, and expand your discussion of the factors mentioned, such as competition and government policies, to provide a more robust and complete discussion.

Response:

Upon further review of the referenced risk factor, we have removed the reference to an inability to implement our business plan because the Company believes that it currently faces no material risks specifically related to the implementation of its business plan, such as the need for future funding, future acquisitions, etc. Several of the risk factors included in this section, including the referenced risk factor as amended, other risk factors related to government regulation, competition and other issues, effect our ability to implement our business plan generally, and each of those risks have been specifically discussed in the respective risk factors. We have determined that the heading of the referenced risk factor should be amended to clarify that the material risk faced by the Company relates to specific changes in the regulatory approval process that could change the competitive landscape faced by the Company. We have therefore revised the risk factor as follows and relocated the risk factor to page 18 of the Amendment.

We may encounter increased competition from both local and overseas pharmaceutical enterprises as a result of a relaxation of the PRC regulatory approval process for plasma-based biopharmaceutical products or due to an ease in international trade restrictions. A change in our competitive environment could adversely affect our profitability and prospects.

Our continued ability to compete depends on the development of the plasma-based biopharmaceutical manufacturing industry in China. The plasma-based biopharmaceutical manufacturing industry in China is highly regulated by both provincial and central governments. Prior to engaging in the collection and production of plasma products, companies such as ours are required to obtain collection permits from the central health department and production permits and certificates for each new product formulation from the various provincial food and drug authorities. We have the advantage of being already approved by the state to collect plasma from human donors and manufacture and sell plasma-based biopharmaceutical products in Shandong Province, and our research and development department has become familiar with the provincial product approval process. However, although we believe that the regulatory requirements pose a competitive barrier to entry into the biopharmaceutical industry, over time there may be new entrants. If the government relaxes these restrictions and allow more competitors to enter into the market, these competitors may have more capital, better research and development resources, manufacturing and marketing capability and experience than us. Our profitability may be adversely affected if (i) competition intensifies; (ii) competitors drastically reduce prices; or (iii) competitors develop new products having comparable medicinal applications or therapeutic effects which are more effective and /or less costly than those produced by us.

In addition we expect that competition from imported products will increase as a result of a trend towards lower import tariffs and China's admission as a member of the WTO in December 2001. We believe that lower import tariffs will result in more affordable pricing for imported biopharmaceutical products manufactured overseas as compared to domestically manufactured products such as ours. In addition, China's membership in the WTO makes it more accessible to foreign biopharmaceutical manufacturers who may wish to set up production facilities in the PRC and compete directly with domestic manufacturers. The expected increased supply of both domestic and foreign competitively priced biopharmaceutical products in the PRC will result in increased competition. There is no assurance that our strategies to remain competitive can be implemented successfully as scheduled or at all. Our inability to remain competitive may have an adverse effect on our profitability and prospects.

There is a dispute between the former shareholders of Shandong Taibang . . .. , page 16

10.

It appears that as a result of the dispute with Missile Engineering, another 41% of the equity in Shandong Taibang is under dispute, which would mean that a total of 66% of the equity of the operating subsidiary is in dispute. If this is the case, then please revise the risk factor heading to state that the disputes call into question 66% of the equity ownership of the operating subsidiary. If this is not the case, then please revise your disclosure to explain.

Jeffrey Riedler

December 28, 2007

Response:

We note your comment and we have revised the risk factor heading to state that the disputes call into question 66% or a majority of the equity ownership of Shandong Taibang, our operating subsidiary.

Our 2007 actual financial performance could vary from the performance thresholds..., page 17

11.

We note your revised disclosure that you must reach a threshold of at least $4,819,500 of after-tax net income or $5,823,465 of after-tax net income before minority interest for the fiscal year ending December 31, 2006 in order retain the shares held in escrow and that you met these performance thresholds for the fiscal year ending December 31, 2006. Your financial statements, however, are inconsistent with this statement. According to your financial statements included in this registration statement, your after-tax net income for the fiscal year ended December 31, 2006 was $3,816,837 and after-tax net income before minority interest was $5,121,078. Please explain.

Response:

We have revised our disclosures in the Amendment to clarify that during fiscal year 2006 we had the alternative of meeting either the after-tax net income performance threshold of at least $4,819,500, or the after-tax net income before minority interest performance threshold of at least $5,823,465. Furthermore, pursuant to the make good escrow agreement, as amended, (i) the release of the make good shares to the shareholders as a result of operation of the make good agreement, (ii) the payment of liquidated damages accrued according to the registration rights agreement; and (iii) the gain or loss on change in fair value of warrants, are not deemed to be an income or expense item in calculating the after-tax net income for the purpose of the escrow agreement.

The following table shows our calculation of the final make good calculations:

2006 MAKE GOOD: PRE MINORITY
INTEREST	$5,823,465
2006 Pre minority interest	$5,121,078
Accruals for late filing	$811,060
After add back exemptions	$5,932,138
Meet make good?	YES
Exceeded make good provision by	$108,673

Accordingly, we have met the after-tax net income before minority interest performance threshold for the fiscal year ending December 31, 2006.

Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 34

12.

Please revise your disclosure to briefly discuss the additional property, plant and equipment you purchased in the nine months ended September 30, 2007.

Response:

We have revised our disclosure in the Amendment as follows to provide additional information regarding our additional property plant and equipment. Our use of cash for investing activities is primarily for the acquisition of property, plant and equipment. For the nine months ended September 30, 2007 and 2006, we used $7.2 million and $1.2 million, respectively, in investing activities. Of the $7.2 million used during the 2007 period: $2.9 million was used for our new production line; $1.3 million was used for the fixed assets acquired from the predecessors of our newly established plasma companies; $0.2 million was used for intangible assets such as land use rights and software licenses; and the remaining $2.8 million was used for the purchase of additional equipment for our subsidiary, Shandong Taibang and for our newly established plasma companies.

Jeffrey Riedler

December 28, 2007

13.

On page 52 under Obligations under Material Contracts, you state that you entered into an agreement on February 9, 2008. Please revise to provide the correct contract date.

Response:

We have revised the disclosure to correctly state that the loan agreement was dated February 9, 2007.

Our Business, page 44

The Plasma Product Industry in China, page 46

14.

We note your response to our prior comment 48 but are unable to locate your revised disclosure in response to this comment. Therefore, we reissue this comment. The first paragraph states that the State is no longer approving the establishment of new collection stations. However, on page 46 you state the regulatory requirements for the establishment of a plasmapheresis station. The discussions appear contradictory. Please explain.

Response:

We have revised our disclosure on page 45 of the Amendment to clarify that the collection of human plasma in China is regulated, and until recently, only licensed Plasmapheresis stations owned and operated by the government could collect human plasma. Each collection station was only allowed to supply plasma to the one manufacturer that had signed the "Quality Responsibility" statement with them. However, in March 2006, the Ministry of Health promulgated certain "Measures on Reforming Plasma Collection Stations," or the Blood Collection Measures, whereby the ownership and management of PRC plasma stations are required to be transferred to plasma-based biopharmaceutical companies while the regulatory supervision and administrative control remain with the State. Plasma stations that did not complete their reform by December 31, 2006, risked revocation of their license to collect plasma.

Major Suppliers, page 52

15.

We note your response to our prior comment 52 and reissue that comment in part. Please disclose the duration and termination provisions of your supply agreement with Shen County Plasma Collection Station.

Response:

The Shen County Plasma Collection Station was acquired by Liao Cheng Tiantan Plasma Collection Co. Ltd., or Liao Cheng, and its name has been changed accordingly. As a result, on November 1, 2007, we were required to enter into a new agreement with Liao Cheng which we have disclosed in the Amendment under the heading "Major Suppliers" as follows:

We also purchase plasma under a plasma supply agreement, dated November 1, 2007, between Shandong Taibang and the Liao Cheng Tiantan Plasma Collection Co. Ltd. (formerly, the Shen County Plasma Collection Station), or the Liao Cheng Station. Pursuant to this agreement, we are obligated for the term of the agreement to purchase up to 40 tons of plasma from the Liao Cheng Station, at a price of RMB430,000 (approximately $58,540) per ton. In addition, we are obligated to pay an additional RMB20 (approximately $2.72) per bag, if delivered plasma contains 4 – 8 units of effective antigen and an additional and RMB30 (approximately $4) per bag, if delivered plasma contains above 8 units of effective antigen. The Liao Cheng Station provided 17.2% of our plasma supply during 2006. The agreement with the Liao Cheng Station will expire on December 31, 2008.

An English translation of the agreement has been filed as an exhibit to the Amendment.

Jeffrey Riedler

December 28, 2007

Regulation, page 62

16.

We note your revised disclosure in this section in response to our prior comment 50 and reissue that comment in part. Please provide additional details regarding stages 6, 7, 8 and 9 so that readers have a full understanding of the regulatory process. For example, please discuss any relevant waiting periods, expected time periods and the steps involved in each stage.

Response:

We have revised our disclosures, as follows, to provide additional details regarding stages 6, 7, 8 and 9 in order to provide more information regarding the regulatory process:

The table below shows the PRC approval process for the manufacture and sale of new medicines:

Stage (Estimated Time Period)		Activities
1	Planning Stage (1 month)	Prior to the development of potential new products, our Research & Development department will engage in a comprehensive review of existing medical literature, patent status and market information, including expected product demand and other competition, in order to determine the feasibility of development and production of a new product offering. Although this typically takes about 1 month to complete, this stage precedes development efforts for a new product, which could take several months or even years to complete. For products with lengthy development periods, we may be required to periodically revisit this stage to confirm the feasibility of continued development efforts.

Jeffrey Riedler

December 28, 2007

2	Feasibility study and assumption clarification (2 months)	If we determine that development, ownership and marketing of a potential new product is possible and potentially advantageous, we proceed with development efforts. However, potential new products are typically developed in a laboratory or small batch setting, and in order to obtain approval for potential new products and to market new products, we must develop a plan for testing and producing the new product. The first step in developing such plan is a feasibility study and assumption clarification. This study is conducted following or during development of a new product, and involves a review and study of the feasibility of our technical, production and financial capabilities, production conditions and financial forecasts. We also review the feasibility of preparing and conducting a clinical study, or a Clinical Trial program, during this stage.
3	Develop scope and technique for testing the new medicine (6 months)	If following completion of a Stage 2 study we make a determination that producing and testing a potential new product is feasible and potentially advantageous, we will develop the scope and techniques for testing the potential new product. This involves confirming the sourcing of materials needed for production and marketing of the potential new product and development of the method of production, dosage design and prescription selections. During this stage, we will also develop a clinical research sample.
4	Preparation of a virus inactivation report and submission to the NICPBP for preliminary review (4-6 months)	If following development of testing methods for the potential new product we determine that testing can be successfully completed, we will prepare and finalize the virus inactivation method for the potential new product. We are then required to prepare a report with details on the production method and procedures and basis of quality evaluation for preliminary review by the NICPBP. NICPBP staff usually makes an onsite visit during this stage to supervise testing and re-testing of the virus inactivation process. Tested samples will be sent back to the NICPBP central office in Beijing for evaluation.

Jeffrey Riedler

December 28, 2007

5	R&D test product information submitted to the SFDA for preliminary assessment (4-6 months)	Before the NICPBP can determine that our clinical research sampling and virus inactivation method and procedures are successful, we are required to submit our clinical research sampling and virus inactivation method and procedures to the SFDA via the provincial FDA for preliminary assessment. We also develop the parameters for a Clinical Trial program at this stage. Our program usually requires the establishment of a committee comprised of our Research and Development staff whose responsibility it will be to communicate with the hospitals and doctors who are invited to participate in the trial.

After our submission of information to the SFDA we will become subject to random onsite sampling by the SFDA as they review our reports and procedures regarding testing of the potential product. The SFDA will usually inform us of the exact sampling date and SFDA staff will randomly select certain samples during their visit for additional testing. The SFDA will then provide us with their preliminary assessment of our new product and our related procedures. Depending on the results of its preliminary assessment the SFDA may recommend that we alter certain aspects of our reports and proposed Clinical Trial programs, or even repeat our Stage 3 and Stage 4 trials and resubmit related reports.

The SFDA review process typically takes 4-6 months, but this process could take longer if we are required to amend or repeat our trials or if we amend our reports in order to obtain more a favorable preliminary assessment.

6	Formal application to the NICPBP for test of virus inactivation and for CDE certification of Clinical Trial (6-7 months)	Once we receive a favorable or satisfactory preliminary assessment from the SFDA, the NICPBP will continue the process begun at Stage 4. The NICPBP will conduct tests of virus inactivation based on defined medical literature and on our prescribed procedures and method of production.

If the tests are successful, the NICPBP will transfer the application to the CDE for review of our prescribed procedures and method of production and the CDE may request additional information before making a determination. If the CDE is satisfied with our procedures and method of production it will certify the new product for production for Clinical Trial.

7	SFDA review of Clinical Trial program for approval (1 month)	Following provision of the CDE product certification, we must submit our Clinical Trial program (developed at Stage 5 and 6) to the SFDA for formal approval. The SFDA may request additional information regarding our proposed Clinical Trial program. If the SFDA rejects our Clinical Trial program or requires changes to any of our procedures and methods, we may be required to amend our Clinical Trial program, which may require repeating several of the processes previously conducted. The criteria for SFDA approval for Clinical Trial programs are based on Good Clinical Practice which is publicly available in the PRC.

Jeffrey Riedler

December 28, 2007

8	Clinical Trial: Phases 1 to 4 (3 years for a new drug and 2 years for a generic drug)	Following approval of our Clinical Trial program by the SFDA, we will begin Clinical Trials of the potential new product. There are four phases to the clinical trial process and any failure of the potential new product at any of the Clinical Trial phases, could cause a significant delay in approval of the new product, or termination of the new product launch:

Phase 1: Basic clinical pharmacology and human safety evaluation studies are conducted by the Company. Prior to determining the effectiveness of our potential new product, we must determine that certain pharmacological and safety standards are met by our potential new product. These standards are set in stage 4 or according to medical literature. If the clinical trial indicates that such standards are met, we then move on to Phase 2 of the trials. If the Phase 1 standards are not met, we may be required to conduct further R&D on the potential new product, alter the new product formulation and amend the Clinical Trial program, which could require that we repeat several of the stages referenced above.

Phase 2: A preliminary exploration of the product's therapeutic efficacy is conducted by the Company. If we determine at this stage that the potential new product is not effective, we may conduct further R&D on the potential new product, alter the new product formulation and amend the Clinical Trial program, which would require that we repeat several of the stages referenced above.

Phase 3: If we determine that the potential new product meets the required standards of Phases 1 and 2 above, we must then submit a report of the Clinical Trial results to the SFDA together with an application for trial production of the product. If the SFDA rejects application for trial production or otherwise requires a repeat of our Clinical Trials, we may be required to repeat all or a portion of our Clinical Trial program, which may require repeating several of the processes previously conducted.

Phase 4: If we receive SFDA approval to conduct a trial production of the new product, we will then conduct a larger test of approximately 2,000 samples. We will conduct this test while also conducting a new drug post-marketing study.

Jeffrey Riedler

December 28, 2007

9	Application to the SFDA for official production permit and product certification (8-9 months)	The trial production of the potential new product will be monitored by an SFDA inspector who will also make onsite visits and assess the results of the trial production. We will also be required to prepare and submit to the SFDA a report of the trial production results by gathering statistical information obtained during the trial period.

The CDE will also conduct a final review of the trial production for the potential new product. Upon satisfactory completion of the trial production, the CDE will inform the SFDA. The SFDA will then issue a permit to us for official production, the issuance of which is announced on the SFDA's website, and copied to the NICPBP and the provincial FDA. The SFDA will also issue the new product a Good Manufacturing Practice, or GMP, certification. The provincial FDA will follow with the issuance of a provincial production permit for the new product.

Although the SFDA's criteria for final approval of new products are not publicly available in the PRC, if a manufacturer makes the adjustments to its methods and procedures recommended by the SFDA earlier on in the product approval process, it is likely that the SFDA will approve the new product for production.

10	Commercial Production	Following issuance of state and provincial production permits and certifications, we may begin production of the new product.

Management, page 54

17.

We note your response to our prior comment 53 and reissue that comment in part. Please state Siu Ling Chan's business experience during the past five years. For example, briefly describe her role at the Fujian Academy and describe her experience between 2005 and 2007, the time between the Fujian Academy and her directorship with you.

Response:

We have clarified Ms. Chan's business experience as follows:

Siu Ling Chan has been our director since July 19, 2006 and has served as our Chairwoman since January 1, 2007. Ms. Chan also served as our CEO from January 2007 to March 2007. In addition, Ms. Chan has served as a director of our subsidiaries Logic Express since February 2006 and as a director of Shandong Taibang since April 2006. In addition, Ms. Chan has served as an administrator at the Fujian Academy of Social Sciences since 1991, where she is responsible for monitoring the Academy's policies and procedures and economic research and analysis. Prior to that Ms. Chan served from 1989 to 1991 as a statistician at the Fujian Pingtan Economy Committee. She received her diploma in Statistics from Xiamen University in 1989 and a diploma in management from Fujian Party Committee School in 2004.

Jeffrey Riedler

December 28, 2007

If you would like to discuss Registration Statement or if you would like to discuss any other matters, please contact Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

CHINA BIOLOGIC PRODUCTS, INC.

By:	/s/ Stanley Wong

Stanley Wong
President and Chief Executive Officer